PRIMERO MINING CORP.
DECEMBER 31, 2015

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management’s Report on Financial Statements

The consolidated financial statements of Primero Mining Corp. have been prepared by, and are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and reviews the scope of the external auditors’ audit and non audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a committee member.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Management’s Report over Internal Controls over Financial Reporting

Management has developed and maintains a system of internal controls to obtain reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The effectiveness of the company’s internal control over financial reporting as of December 31, 2015 has been audited by KPMG LLP, as reflected in their report for 2015.

"Ernest Mast"	"Wendy Kaufman"
Ernest Mast	Wendy Kaufman
President and Chief Executive Officer	Chief Financial Officer
February 17, 2016	February 17, 2016

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015, and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the year then ended comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Primero Mining Corp. and subsidiaries as at December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Primero Mining Corp.’s internal control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Primero Mining Corp.’s internal control over financial reporting.

(Signed) KPMG LLP

Chartered Accountants, Licensed Public Accountants
February 17, 2016
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Primero Mining Corp.

We have audited Primero Mining Corp.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Primero Mining Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in on the subsection titled Internal Controls over Financial Reporting in Management’s Discussion and Analysis. Our responsibility is to express the accompanying opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Primero Mining Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Primero Mining Corp. as at of December 31, 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2015, and our report dated February 17, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

(Signed) KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
February 17, 2016
Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders of Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp. and subsidiaries (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2014, and the consolidated statement of operations and comprehensive loss, consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Primero Mining Corp. and subsidiaries as at December 31, 2014, and their financial performance and their cash flows for the year ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) Deloitte LLP

Chartered Accountants
February 11, 2015
Vancouver, Canada

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	Notes	2015	2014

Revenue	7	$291,304	$274,612
Operating expenses		(163,593)	(159,280)
Depreciation and depletion		(77,238)	(62,669)
Total cost of sales		(240,831)	(221,949)
Earnings from mine operations		50,473	52,663
Mining interest impairment charge	6	(104,000)	(110,000)
Goodwill impairment charge		-	(98,961)
Exploration expenses		(1,690)	(1,816)
General and administrative expenses	8	(29,890)	(36,806)
Loss from operations		(85,107)	(194,920)
Transaction costs and other expenses	9	(4,416)	(9,203)
Finance expense	10	(11,514)	(6,970)
Mark-to-market gain on convertible debentures	18(c)	13,500	-
Other income	11	1,024	4,436
Loss before income taxes		(86,513)	(206,657)
Income tax expense	12	(20,397)	(17,727)
Loss for the year		($106,910)	($224,384)
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil		(5)	(61)
Unrealized gain (loss) on investment in Fortune Bay, net of tax of $nil		60	(456)
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil		456	-
Total comprehensive loss for the year		($106,399)	($224,901)
Basic loss per share	13	($0.66)	($1.48)
Diluted loss per share	13	($0.66)	($1.48)
Weighted average number of common shares outstanding
Basic	13	162,340,566	152,063,899
Diluted	13	162,340,566	152,063,899

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)

		December 31	December 31
	Notes	2015	2014

Assets
Current assets
Cash and cash equivalents		$45,601	$27,389
Trade and other receivables		1,793	59
Taxes receivable		30,689	33,272
Prepaid expenses		8,524	6,633
Inventories	16	31,964	20,366
Total current assets		118,571	87,719
Non-current assets
Restricted cash	15	5,920	17,646
Mining interests	17	790,118	881,480
Deferred tax asset	12(b)	3,781	611
Long-term stockpile	16	5,694	14,309
Other non-current assets		884	1,055
Total assets		$924,968	$1,002,820

Liabilities
Current liabilities
Trade and other payables		$44,972	$50,743
Income tax payable		12,870	5,575
Other taxes payable		3,406	2,688
Current portion of long-term debt	18	52,417	5,616
Total current liabilities		113,665	64,622
Non-current liabilities
Other taxes payable		13,354	11,295
Deferred tax liability	12(b)	53,107	50,374
Decommissioning liability	19	28,294	32,566
Long-term debt	18	62,727	89,771
Derivative liability	18(a)	-	1,405
Other long-term liabilities		4,945	4,802
Total liabilities		$276,092	$254,835

Shareholders' equity
Share capital	20(a)	$867,375	$858,761
Warrant reserve	20(b)	-	34,782
Contributed surplus	20(c)	54,984	21,526
Accumulated other comprehensive loss		(4,650)	(5,161)
Deficit		(268,833)	(161,923)
Total shareholders' equity		$648,876	$747,985
Total liabilities and shareholders' equity		$924,968	$1,002,820

Commitments and contingencies (Note 24)
Subsequent events (Notes 12,18 and 24)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors:
"Ernest Mast"	"Michael E. Riley"
Ernest Mast, Director	Michael E. Riley, Director

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR NUMBER OF COMMON SHARES)

							Accumulated
			Share capital				other
					Warrants	Contributed	comprehensive
	Notes		Shares	Amount	reserve	surplus	income	Deficit	Total equity
Balance, January 1, 2014			115,726,035	$553,518	$34,237	$15,518	($4,644)	$62,461	$661,090
Shares issued for
Acquisition of Brigus Gold Corp.	5, 20	(c)	41,340,347	279,049	545	6,983	-	-	286,577
Exercise of stock options	20	(c)	1,921,744	14,144	-	(4,247)	-	-	9,897
PSUs settled in shares			81,477	350	-	-	-	-	350
Exercise of warrants			4,790	47	-	-	-	-	47
Flow-through agreement	20	(a)	2,481,482	11,653	-	-	-	-	11,653
Foreign currency translation			-	-	-	-	(517)	-	(517)
Share-based compensation	20	(c)	-	-	-	3,272	-	-	3,272
Loss for the period			-	-	-	-	-	(224,384)	(224,384)
Balance, December 31, 2014			161,555,875	858,761	34,782	21,526	(5,161)	(161,923)	747,985
Shares issued for
Exercise of stock options	20	(c)	300,000	$1,120	$-	($294)	$-	$-	$826
PSUs settled in shares	20	(c)	963,164	4,364	-	(4,404)	-	-	(40)
Flow-through agreement	20	(a)	1,366,768	3,130	-	-	-	-	3,130
Expiry of warrants, net of tax	20	(b)	-	-	(34,782)	30,046	-	-	(4,736)
Reclassification of unrealized loss on investment in Fortune Bay			-	-	-	-	456	-	456
Foreign currency translation			-	-	-	-	(5)	-	(5)
Unrealized gain on Fortune Bay investment			-	-	-	-	60	-	60
Share-based compensation	20	(c)	-	-	-	8,110	-	-	8,110
Loss for the period			-	-	-	-	-	(106,910)	(106,910)
Balance, December 31, 2015			164,185,807	$867,375	$-	$54,984	($4,650)	($268,833)	$648,876

Total comprehensive loss was $106.4 million for the year ended December 31, 2015 (December 31, 2014 – $224.9 million).

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS)

	Notes	2015	2014

Operating activities
Loss before income taxes		($86,513)	($206,657)
Adjustments for:
Depreciation and depletion	17	77,238	62,669
Mining interest impairment charge	6	104,000	110,000
Goodwill impairment charge	5	-	98,961
Share-based compensation expense	20	8,938	10,737
Payments made under the Phantom Share Unit Plan	20	(4,245)	(10,051)
Mark-to-market gain on convertible debentures	18(c)	(13,500)	-
Write-off of assets		-	1,329
Write-down of inventory	16	3,048	1,750
Unrealized foreign exchange loss (gain)		(4,743)	1,839
Taxes paid		(15,104)	(2,144)
Other		(1,007)	(1,316)
Other adjustments
Transaction costs (disclosed in financing activities)		3,651	-
Finance income (disclosed in investing activities)		(111)	(429)
Finance expense	10	11,514	6,970
Operating cash flow before working capital changes		83,166	73,658
Changes in non-cash working capital	14	(1,537)	(29,446)
Cash provided by operating activities		$81,629	$44,212
Investing activities
Expenditures on mining interests	17	($99,722)	($112,294)
Equity investment in Santana Minerals		-	($343)
Acquisition of Brigus Gold Corp (net)	5	-	($7,773)
Interest received		111	$429
Cash used in investing activities		($99,611)	($119,981)
Financing activities
Repayment of debt	18(d)	($40,000)	($58,896)
Proceeds on exercise of options	20(c)	828	9,944
Issuance of convertible debt	18(c)	75,000	-
Transaction costs on issuance of convertible debt	18(c)	(3,651)	-
Payments on capital leases	18(b)	(5,715)	-
Funds released from reclamation bond	15	9,846	-
Proceeds on issuance of flow-through shares	20	4,340	14,633
Drawdown on line of credit, net of transaction costs		-	37,470
Interest paid		(6,378)	(4,390)
Cash provided by (used in) financing activities		$34,270	($1,239)
Effect of foreign exchange rate changes on cash		$1,924	($6,314)
Increase (decrease) in cash		18,212	(83,322)
Cash, beginning of period		27,389	110,711
Cash, end of period		$45,601	$27,389

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

1.	Corporate Information

Primero Mining Corp. (Primero or the Company) is a publicly traded company, listed on both the Toronto and New York Stock Exchanges. Its registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. The Corporate address is Suite 2100, 79 Wellington Street West, Toronto, Ontario. The Company owns two producing properties, the San Dimas gold-silver mine in the San Dimas district of Mexico and the Black Fox gold mine and adjoining properties in Timmins, Ontario, Canada. The Company also has one project in the development stage, Cerro del Gallo, and one exploration property, Ventanas, both located in Mexico.

2.	Basis of Preparation and Summary of Significant Accounting Policies

a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance and full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on February 17, 2016.

b)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup balances and transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are:

Subsidiary	Location	Property
Primero Empresa Minera, S.A. de C.V. (PEM)	Mexico	San Dimas Mine
Primero Gold Canada Inc. (PGCI) (1)	Canada	Black Fox Complex
San Anton de las Minas, S.A. de C.V.	Mexico	Cerro del Gallo Project
Silver Trading (Barbados) Limited (Silver Trading)	Barbados	-
Primero Mining Luxembourg S.a.r.l.	Luxembourg	-

(1)On January 1, 2015, PGCI was amalgamated with Primero Mining Corp.

c)	Functional and presentation currency

On January 1, 2015, PGCI and Primero Mining Corp. (PMC) amalgamated as one company under the name Primero Mining Corp. (amalgamated PMC). PGCI, which held the Black Fox Complex assets, used the U.S. dollar as its functional currency, while the functional currency of PMC was the Canadian dollar.

On March 12, 2015 Canada Revenue Agency approved the election of the U.S. dollar as the functional currency of amalgamated PMC. As a result of the change in underlying conditions relevant to amalgamated PMC, effective March 31, 2015 the functional currency was changed from the Canadian dollar to the U.S. dollar.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The functional currency of PEM, PGCI, San Anton de las Minas S.A. de C.V. and Silver Trading is the U.S. dollar. The functional currency of Primero Mining Luxembourg S.a.r.l. is the Mexican peso.

The presentation currency of the Company is the U.S. dollar.

The accounts of the entity with a non-U.S. dollar functional currency are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the annual average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within accumulated other comprehensive income (loss); there is no tax impact of this translation.

d)	Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

•	the significant risks and rewards of ownership have been transferred to the buyer;
•	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;
•	the amount of revenue and costs to sell can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured .

All of these criteria are met based on the contract with the respective buyers which generally coincides with the receipt of the sales proceeds. Sales prices are based on the terms of the contract or at spot prices.

e)	Inventories

Inventories including finished goods (gold and silver), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from a mine is stockpiled and subsequently processed into finished goods. Production costs including mining and milling costs, applicable overhead costs, depreciation and depletion are capitalized to inventory depending on its current location and condition. Inventories of stockpiled ore that are not expected to be processed in the next year are classified as non-current inventories.

Inventories also include supplies, which are valued at the lower of average cost or replacement cost.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

f)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (“FVTPL”), available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial instruments classified as FVTPL are measured at fair value with gains and losses recognized in the statement of operations and comprehensive income (loss). Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other liabilities, are measured at amortized cost. Trade and other receivables, cash and cash equivalents, and restricted cash are classified as loans and receivables, which are measured at amortized cost. The 5.75% convertible debentures are classified as FVTPL and measured at fair value based on their trading price, while trade and other payables, the line of credit and the 6.5% convertible debentures are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs in respect of financial assets and liabilities which are measured at FVTPL are recognized in the statement of operations and comprehensive income (loss) immediately. Transaction costs in respect of other financial instruments are included in the initial fair value measurement of the financial instrument.

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s equity investment in Fortune Bay (included in other assets) is classified as available-for-sale and is measured at fair value with mark-to-market gains and losses recognized in other comprenhensive income (OCI). When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in other comprehensive income (loss).

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired, or
•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

g)	Mining interests

The Company categorizes mining interests based on the type of asset and/or the stage of operation or development of the property.

Land, buildings, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral properties include:

•	Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, capitalized exploration and evaluation costs and mineral interests for those properties currently in operation for which development has commenced or for which technical feasibility and commercial viability have been determined; and
•	Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment charges. Land is stated at cost less any impairment in value and is not depreciated.

Buildings, plant and equipment are depreciated (net of residual value) using the straight-line method based on estimated useful lives.

Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The expected useful lives are as follows:

Plant and buildings	5 years to life of mine
Construction equipment and vehicles	4 years
Computer equipment	3 to 5 years

Mining properties

The cost of acquiring mineral reserves and mineral resources is capitalized in the statement of financial position as incurred.

Mine development costs incurred to develop areas of the mine which will be mined in future periods are capitalized and depleted when the related mining area is mined. Mine development costs incurred to prepare current production areas are considered operating expenses and expensed in the year as incurred.

Mining properties are depleted using the units-of-production method over the mine’s estimated proven and probable reserves and, if appropriate, an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis.

The Company’s depletion estimation methodology allocates mining properties from operating mines into a depletable component and a non-depletable component upon initial acquisition. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and a portion of resources of the asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the asset and the remaining resources not included in the depletable component. Values allocated to both the depletable and non-depletable components may be adjusted prospectively when there has been a significant change in the reserves, resources and/or exploration potential.

The allocation of values to the proven and probable reserves, resources and exploration potential of the asset are based on the discounted cash flow analysis of the Company’s future expected cash flows at each operating mine. The depletable component is depleted over 100% of reserves and a portion of resources included in the Company’s discounted cash flow analysis. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Reserves (including proven and probable) and resources (including measured, indicated and inferred) are based on the definitions in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Exploration potential is the mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s fair value determination, but without the necessary level of measurement precision to enable it to be classified as a resource as defined by NI 43-101.

Each year, coincident with the updated reserve and resource estimates, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

When considering the portion of resources to include in the depletion base of the depletable component, management considers the resources which are believed to have the probability of eventually being classified as proven and probable reserves, which includes:

•	resources that can be economically mined and are therefore commercially viable, considering management’s assumptions on cut off grades, long -term gold and silver prices and exchange rates,
•	historical experience and available geological and drilling information of the area under consideration.

Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the discounted cash flow analysis and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are charged to the statement of operations and comprehensive income (loss) in the year incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures.

Once a project has been established as technically feasible and commercially viable, the capitalized expenditures are tested for impairment and transferred from exploration and evaluation costs to development costs within mining properties. If subsequently events take place and such project is no longer considered commercially viable it would be transferred back from development costs to exploration and evaluation expenditures.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore from which minerals can be extracted economically. Stripping costs incurred in order to provide initial access to the ore body (referred as pre-production stripping) are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as production costs during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when (i) the related stripping activity provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. These costs are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the reserves and resources (where relevant as part of the depletion policy) that directly benefit from the specific stripping activity.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive income (loss) in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive income (loss) as finance expense unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive income (loss) as operating expenses or general and administrative expenses on a straight-line basis over the lease term.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Impairment of non-current assets

The Company performs an annual impairment review on goodwill at December 31, and at any other time an indication of impairment of goodwill is identified. At December 31, 2015, the Company had no goodwill. The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating commercial viability of a project. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value-in-use and fair value less costs to sell (FVLCS).

For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCS is estimated using a discounted cash flow approach for each of the Company’s cash generating units (CGUs) to which the individual assets are allocated. The assumptions used in determining the FVLCS for the CGU’s include long-term mining plans, long-term commodity prices, discount rates, foreign exchange rates and values of un-modeled mineralization.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment, other than for goodwill, is recognized during the year in the statement of operations and comprehensive income (loss).

Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of operations and comprehensive income (loss).

h)	Business combinations

Business combinations are accounted for using the acquisition method. At the acquisition date, the Company recognizes at fair value: (i) all of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and (ii) the consideration transferred to the vendor. Those mineral reserves, resources, exploration potential and other assets that are able to be valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion values cannot be reliably determined, are not recognized.

When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to a business combination are expensed as incurred. Costs associated with the issuance of equity and debt instruments are charged to the relevant account on the statement of financial position.

i)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations and comprehensive income (loss) except to the extent they relate to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected cash tax payable or receivable on the local taxable income or loss for the year for each taxable entity using tax rates enacted or substantively enacted at the reporting date. This may differ from earnings reported in the statement of operations and comprehensive income (loss) due to income or expense items that are not currently taxable or deductible for tax purposes, and any adjustment to income taxes in respect of previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the statements of operations and comprehensive income (loss).

Uncertain income tax positions are recorded in the consolidated financial statements when probable and measured at the amount expected to be paid to (recovered from) the taxation authority using the Company’s best estimate of the amount.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

j)	Share –based compensation

Equity-settled awards to employees and others providing similar services

For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income (loss) and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income (loss).

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

Cash-settled awards to employees and others providing similar services

For cash-settled awards, the fair value is re-calculated at each statement of financial position date until the awards are settled, using the Company’s share price (with any changes in fair value recognized in the statement of operations and comprehensive income (loss)). During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the statement of financial position date multiplied by the fair value of the awards expected to vest at that date. After vesting, the full fair value of the unsettled awards at each statement of financial position date is recognized as a liability. Movements in value are recognized in the statement of operations and comprehensive income (loss).

Equity or cash-settled awards to employees and others providing similar services

The Company accounts for awards issued under the 2013 Phantom Share Unit Plan as equity-settled. For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income (loss) and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period. The fair value of the awards is determined at the date of grant using the closing market price of the Company’s shares. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income (loss).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement as measured at the date of modification, over the remainder of the vesting period.

k)	Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the statement of operations and comprehensive income (loss).

Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value; this liability is then accreted to full value over the life of the mine with the accretion charge being recorded as a finance expense. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured each reporting period or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets and the adjusted cost is depreciated on a prospective basis.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

l)	Flow-through shares

The Company may, from time to time, issue flow-through shares (as defined in the Canadian Income Tax Act) to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers by an agreed upon date. The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished and recognized in the statement of operations and comprehensive income (loss) when the renunciation of the tax benefit by the Company, is recorded.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by use of the deferred tax asset.

m)	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted income (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income (loss) per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

n)	Segmented reporting

The Company operates in two geographic areas; Mexico and Canada. The Company’s operating segments reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting to the chief operating decision maker, used to assess each segment’s performance. Primero currently has three reportable segments: the San Dimas mine (which currently includes the Ventanas property), the Black Fox Complex and the Cerro del Gallo project.

o)	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting.

3.	Critical Accounting Estimates and Judgements

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such judgements, estimates and assumptions, which are based on management’s experience and knowledge of the relevant facts and circumstances at the date of the financial statements, deviate materially from actual circumstances, the original judgements, estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a)	Accounting estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

i)	Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

ii)	Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

iii)	Impairment charges

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, at least annually. The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the statements of operations and comprehensive income (loss).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

iv)	Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

v)	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

vi)	Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

vii)	Share- based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

viii)	Deferred stripping

The Company defers stripping costs related to open pit mining operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgments and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

b)	Accounting judgments

The critical judgment that the Company’s management has made that has the most significant effect on the amounts recognized in the Company’s consolidated financial statements is as follows:

i)	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

ii)	Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

For the 2015 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

4.	Segmented information

The Company operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
At December 31, 2015
Current assets	$80,048	$2,044	$28,425	$8,054	$118,571
Mining interests	541,988	63,232	184,485	413	790,118
Other non-current assets	3,781	-	11,615	883	16,279
Total assets	$625,817	$65,276	$224,525	$9,350	$924,968

Current liabilities	$44,284	$91	$12,543	$56,747	$113,665
Non-current liabilities	73,850	6,037	20,197	62,343	162,427
Total liabilities	$118,134	$6,128	$32,740	$119,090	$276,092

As at December 31, 2014
Current assets	$63,760	$2,532	$21,323	$103	$87,718
Mining interests	543,621	82,437	255,136	286	881,480
Other non-current assets	4,378	-	29,128	116	33,622
Total assets	$611,759	$84,969	$305,587	$505	$1,002,820

Current liabilities	$31,083	$396	$20,872	$12,271	$64,622
Non-current liabilities	55,606	-	35,121	99,486	190,213
Total liabilities	$86,689	$396	$55,993	$111,757	$254,835

Year Ended December 31, 2015
Revenue	$213,192	$-	$78,112	$-	$291,304
Operating expenses	(103,782)	-	(59,811)	-	(163,593)
Depreciation and depletion	(55,693)	(90)	(21,312)	(143)	(77,238)
Total cost of sales	(159,475)	(90)	(81,123)	(143)	(240,831)
Earnings (loss) from mine operations	53,717	(90)	(3,011)	(143)	50,473
Mining interest impairment charge	-	(22,000)	(82,000)	-	(104,000)
Exploration expenses	(1,690)	-	-	-	(1,690)
General and administrative expenses	(3,240)	(21)	(1,002)	(25,627)	(29,890)
Earnings (loss) from operations	48,787	(22,111)	(86,013)	(25,770)	(85,107)
Other income (expense) items	(4,225)	41	2,836	(58)	(1,406)
Earnings (loss) before income taxes	44,562	(22,070)	(83,177)	(25,828)	(86,513)
Income tax recovery (expense)	(32,536)	(323)	7,917	4,545	(20,397)
Net income (loss)	$12,026	($22,393)	($75,260)	($21,283)	($106,910)

Year Ended December 31, 2014
Revenue	$198,864	$-	$75,748	$-	$274,612
Operating expenses	(104,625)	-	(54,655)	-	(159,280)
Depreciation and depletion	(44,769)	(114)	(17,786)	-	(62,669)
Total cost of sales	(149,394)	(114)	(72,441)	-	(221,949)
Earnings (loss) from mine operations	49,470	(114)	3,307	-	52,663
Mining interest impairment charge	-	(35,000)	(75,000)	-	(110,000)
Goodwill impairment charge	-	-	(98,961)	-	(98,961)
Exploration expenses	(1,816)	-		-	(1,816)
General and administrative expenses	(6,073)	(57)	(5,371)	(25,305)	(36,806)
Earnings (loss) from operations	41,581	(35,171)	(176,025)	(25,305)	(194,920)
Other income (expense) items	(712)	(208)	4,335	(15,152)	(11,737)
Earnings (loss) before income taxes	40,869	(35,379)	(171,690)	(40,457)	(206,657)
Income tax recovery (expense)	(23,010)	-	4,317	966	(17,727)
Net income (loss)	$17,859	($35,379)	($167,373)	($39,491)	($224,384)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

5.	Acquisition of Brigus Gold Corp.

On March 5, 2014, the Company acquired all of the issued and outstanding common shares of Brigus. Brigus was a gold producing company, whose principal assets were the Black Fox mine and adjacent properties, Grey Fox and Pike River, located in the Township of Black River Matheson, Ontario, Canada, and the Black Fox mill (together the “Black Fox Complex”).

As part of the transaction, Primero acquired each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders received 0.1 of a common share in a newly incorporated company, Fortune Bay Corp. (“Fortune Bay”) for each Brigus common share as part of the Arrangement. Fortune Bay holds Brigus’ non-Ontario assets and was capitalized on March 5, 2014 with C$10 million in cash by Primero. Upon completion of the Arrangement, Brigus shareholders held, in aggregate, a 90.1% interest in Fortune Bay and Primero held the remaining 9.9% interest. In addition, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

The Company determined that the acquisition of Brigus was a business combination in accordance with the definition in IFRS 3 Business combinations and as such has accounted for it in accordance with this standard using the acquisition method with Primero as the acquirer. On March 28, 2014, Brigus changed its name to Primero Gold Canada Inc. and at January 1, 2015 was amalgamated with PMC.

Upon the acquisition of Brigus, the Company identified goodwill of $99.0 million. This goodwill was calculated as the difference between the fair value of the consideration issued for the acquisition of Brigus and the fair value of all other assets and liabilities acquired. The goodwill arose primarily as a result of the increase in the Company’s share price from the date of announcing the acquisition of Brigus (C$5.22) to the completion of the acquisition (C$7.50) . In addition, goodwill of $10.0 million arose due to the recognition of deferred income tax liabilities on the transaction due to the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed. All of the goodwill had been allocated to the Black Fox Complex CGU for impairment purposes. Subsequent to the acquisition, the Company determined that it could not support the value assigned to goodwill and recorded an impairment charge of the full $99.0 million during the third quarter of 2014. None of the goodwill is deductible for tax purposes.

The fair value assigned to the identified assets and liabilities was finalized during the fourth quarter of 2014 and is presented below. Transaction costs of $7.5 million relating to the acquisition were expensed in accordance with IFRS 3, Business combinations; these transaction costs are recognized within “transaction costs and other expenses” in the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2014.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Purchase price
Common shares	$279,049
Cash	15,030
Share-based compensation	6,983
Warrants	545
$301,607
Net assets acquired
Assets
Cash	$7,257
Restricted cash	18,524
Accounts receivable	848
Inventories	15,567
Investment in Fortune Bay (1)	1,127
Prepaid expenses	482
Mining interests (2),(3)	302,551
Goodwill (4)	98,961
Liabilities & Equity
Accounts payable	(30,370)
Finance leases	(15,511)
Decommissioning liability	(15,746)
Convertible debentures	(45,168)
Derivative liabiliy	(3,696)
Senior secured notes	(22,713)
Deferred tax liability	(10,506)
$301,607

(1)

During the quarter ended March 31, 2015, the Company performed an impairment assessment of its investment in Fortune Bay and recognized an impairment loss of $534.0 in the consolidated statement of operations and comprehensive income (loss) with a corresponding reduction in accumulated other comprehensive income (loss).

(2)

The Company has accounted for and presented the liability to deliver gold to Sandstorm Gold Ltd, (“Sandstorm”) (Note 7(b)) net within the mining interests rather than as a separate liability. If the mining interests and liabilities were separately recorded, there could be a material change in depreciation and depletion expense and deliveries against the liabilities would be recorded as credit in the statement of operations, At the time of the acquisition the Company had no option to repurchase any remaining portion of the gold purchase agreement.

(3)

In the fourth quarter of 2014 the Company recorded an impairment charge of $75.0 million resulting from its growing understanding of the mine parameters, including a decline in mineable ounces and depletion of the open pit in 2015. In addition the depletion expense was adjusted from the date of acquisition and a $13.2 million decrease was recorded in the statement of operations and comprehensive income (loss) relating to the period March 5 to September 30, 2014.

(4)	In the third quarter of 2014, the Company determined that it could not support the value assigned to goodwill and recorded an impairment charge of the full $99.0 million.

From its acquisition on March 5, 2014 to December 31, 2014, PGCI generated revenue of $75.7 million and a net loss of $167.4 million. These results are included in the Company’s consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2014. Had the acquisition of PGCI taken place on January 1, 2014, the total consolidated revenue and net loss for the Company would have been $287.3 million and $233.2 million, respectively.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

6.	Mining Interest Impairment Charge

In accordance with our accounting policy, non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. When there is an indicator of impairment the impacted CGU are tested for impairment separately.

The Company identified impairment indicators at Black Fox Complex and Cerro del Gallo Project as at December 31, 2015, and as a result, recorded non-cash impairment charges aggregating $104 million (2014 -$110 million) comprised of $82 million (2014 -$75 million) relating to the Black Fox Complex CGU and $22 million (2014 -$35 million) relating to the Cerro del Gallo project CGU, based on their FVLCS, which have been determined to be greater than their value in use. The impairment has been recognized in the consolidated statement of operations and comprehensive income (loss) within the “Mining interest impairment charge”. The Black Fox Complex comprises the Black Fox mine and adjacent properties, Grey Fox and Pike River.

The determination of the recoverable amount was determined as the FVLCS for each CGU. FVLCS for operating mines was determined based on the net present value of the future estimated cash flows expected to be generated from the continued use of the CGUs, using assumptions derived from the most recent budgets and forecasts which cover the life of the mines. For pre-development properties in 2015 the Company used a $25 market value per gold ounce determined based on market comparable transactions. The mine plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditure at the mine site. The determination of the FVLCS used Level 3 valuation techniques. Key assumptions used in the fair value models include:

Assumptions	2015	2014
Discount rate	5%-7%	6%-8%
Gold price
Short term	$1,100	$1,200
Long term	$1,200	$1,300
Life of mine (in years)	11	7-11

Black Fox Complex

The impairment test for the Black Fox Complex was based on the most recent mine plan. The resulting non-cash impairment charge for the Black Fox Complex was due to declining metal prices, the temporary decision to defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore.

The impairment value of $82 million booked in relation to the Black Fox Complex is highly sensitive to gold prices used in the cash flow projection. If gold prices had increased or decreased by 10% the impairment charge would have decreased or increased, respectively, by approximately $70 milion.

Cerro del Gallo Project

The Company has decided not to construct the project under the current economic environment and as such as at December 31, 2015 the CGU was reclassified as an exploration and evaluation asset. The commercial viability of this project will depend on market conditions. The impairment value of $22 million in 2015 and $35 million in 2014 in relation to the Cerro del Gallo was as a result of a lower market value per gold ounce and low cash flows projections, respectively.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

7.	Revenue

Revenue is comprised of the following sales:

	2015	2014

Gold	$247,819	$230,320
Silver	43,485	44,292
	$291,304	$274,612

a)	Silver Purchase Agreement

The silver purchase agreement provides that for the first four years after the Company’s acquisition of the San Dimas mine up to August 5, 2014, the first 3.5 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, were to be sold to Silver Wheaton Caymans (SWC) at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014, for the life of the mine, the first 6 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to SWC at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to SWC is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The 6 million ounces production threshold for the year ended August 5, 2015 was met in July 2015 and the 3.5 million ounces production threshold for the year ended August 5, 2014 was met in early March 2014. During the year ended December 31, 2015, the Company sold 0.8 million ounces of silver at market prices for revenue of $12.7 million (2014 – 1.2 million ounces for $24.6 million in revenue).

b)	Gold Purchase Agreement

As part of the acquisition of Brigus, the Company assumed a gold purchase agreement related to the Black Fox Mine. Under the agreement, the Company is obligated to sell 8% of the future gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension).

The expected cash flows associated with the sale of the gold to Sandstorm at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of Brigus (Note 5). The Company has presented the value of any expected future cash flows from the sale of any future gold production to Sandstorm as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Sandstorm to acquire its interest in the gold production from Black Fox and Pike River.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

During the year ended December 31, 2015, the Company recorded revenue of $3.0 million (2014 - $2.2 million) under the contract terms.

8.	General and administrative expenses

General and administrative expenses comprise the following:

	2015	2014
Share-based compensation expense	$7,144	$9,342
Salaries and wages	12,607	13,168
Rent and office costs	1,232	2,663
Legal, accounting, consulting and professional fees	4,366	4,520
Vancouver office closure and relocation costs	-	1,777
Other general and administrative expenses	4,541	5,336
	$29,890	$36,806

An additional $1.8 million of share-based compensation is included in operating expenses for the year ended December 31, 2015 (2014 - $1.4 million).

9.	Transaction costs and other expenses

Transaction costs and other expenses comprise the following:

	2015	2014
Transaction costs relating to:
5.75% convertible debenture offering (Note 18(c))	$3,651	$-
Brigus acquisition	-	7,524
Other	765	1,679
	$4,416	$9,203

10.	Finance expenses

Finance expense comprise the following:

	2015	2014
Interest on 6.5% convertible debentures	$3,123	$2,581
Interest on 5.75% convertible debentures	3,381	-
Interest on line of credit	925	958
Interest on Goldcorp promissory note	-	673
Accretion on 6.5% convertible debentures	1,436	1,148
Accretion on asset retirement obligation	1,122	1,054
Amortization of line of credit transaction costs	877	535
Others	650	21
	$11,514	$6,970

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

11.	Other income (loss)

	2015	2014
Foreign exchange gain (loss)	$126	$2,691
Gain on derivative liability	1,478	2,291
Finance income	229	429
Other	(809)	(975)
	$1,024	$4,436

12.	Income Taxes

a)	Tax expense

	2015	2014
Current income tax expense	$23,365	$4,752
Deferred income tax expense	(2,968)	12,975
Income tax expense	$20,397	$17,727

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2015	2014
Loss before income taxes	$(86,513)	$(206,657)
Canadian federal and provincial income tax rate	26.5%	26.0%
Expected income tax (recovery)	(22,926)	(53,730)

(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	1,502	1,308
Share-based payments	1,882	(134)
Amounts allowable for tax purposes	(9,704)	(10,764)
Impact of Mexican inflation on tax values	(3,634)	(649)
Impact of foreign exchange	2,784	2,296
Impact of foreign exchange on deferred income tax assets and liabilities	25,445	19,782
Withholding taxes on intercompany interest	3,932	4,445
Royalty taxes in Mexico	769	1,508
Flow through share renunciation	415	1,765
Impairment of mining interest and goodwill	20,439	44,990
Ontario mining taxes	687	2,558
Impact of tax losses not recognized	(1,194)	4,352
Income tax expense	$20,397	$17,727

The Company’s overall Canadian statutory tax rate increased from 26% in 2014 to 26.5% in 2015, as the provincial rate used in 2015 was Ontario’s rate of 11.5% (2014- British Columbia’s rate of 11%).

b)	Deferred tax liabilities and assets

The significant components of the Company’s deferred tax liabilities and assets are as follows:

	2015	2014
Deferred tax assets
Non-capital losses and other future deductions	$4,684	$-
Decommissioning liability to be recovered	1,931	2,645
Deduction for Mexican royalty taxes	12,280	11,541
Accruals and other	5,149	4,323
	$24,044	$18,509
Deferred tax liability
Mining interests	$(73,370)	$(68,272)
Net Deferred tax liability	$(49,326)	($49,763)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2015	2014
Deferred tax asset	$3,781	$611
Deferred tax liability	53,107	50,374
Deferred tax liability, net	$49,326	$49,763

Based on discounted cash flow models for each of the Company’s mines, the Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred tax assets. Of the Company’s total deferred tax asset $nil is expected to be recovered within twelve months of the statement of financial position date and the remainder after twelve months of the financial position date. Of the Company’s total deferred tax liability of $53.1 million, $10.2 million is expected to be reversed within twelve months of the statement of financial position date and the remainder after twelve months of the statement of financial position date.

The Company has total unused Canadian losses of $212.7 million that are available to be applied against future taxable income. These losses expire from 2026 to 2035. Of these losses, $128 million (2014 - $139 million) are restricted to use only against income from the same or similar business that created these losses. The Company also has losses of $29.9 million, of which $14.0 million expire in 2016 and 2017, and the rest in 2018 through 2024, relating to entities that have a history of losses, and may not be used to offset taxes in other entities.

The Company has $172 million in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	2015	2014
Non-capital losses and other future deductions	$223,474	$129,187
Capital losses	5,161	5,718
Share issuance costs	6,137	4,714
Accrued liabilities and other	48,153	45,624
Special mining duties	-	5,714
	$282,925	$190,957

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2015 is $72.3 million.

c)	Challenge to the 2012 APA

Overview

The Mexican tax authority, Servicio de Administración Tributaria (the “SAT”), has initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a Silver Purchase Agreement with Silver Wheaton Corp. (“Silver Wheaton”) in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton company in the Caymans (“SWC”). Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas concessions up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In 2015, the contract price was $4.24. The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (“STB”), to Silver Wheaton’s Cayman subsidiary, Silver Wheaton Caymans. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, Primero Empresa Minera (“PEM”), sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

The SAT has initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. The Company is an ‘interested party’ in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favour of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company intends to vigorously defend the validity of the APA. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Uncertain tax treatment for tax years following 2014

For the 2015 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. The Company has until the end of 2016 to file an application for a renewed APA in respect of 2015 and the four subsequent tax years. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

13.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

	2015	2014
Net loss attributable to shareholders
Basic	$(106,910)	$(224,384)
Diluted	(106,910)	(224,384)
Weighted average number of shares
Basic	162,340,566	152,063,899
Diluted	162,340,566	152,063,899
Basic loss per share	$(0.66)	$(1.48)
Diluted loss per share	$(0.66)	$(1.48)

For the year ended December 31, 2015, 32,143,546 common shares which are issuable from outstanding stock options, 2013 PSUs, DSUs and from the 6.5% convertible debentures and 5.75% convertible debentures (2014 – 20,611,109 common shares) were excluded from the calculation of diluted securities as they would be considered to be anti-dilutive.

14.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	2015	2014
Trade and other receivables	$(638)	$(3,299)
Taxes receivable	1,642	(14,445)
Prepaid expenses	(2,249)	(1,286)
Inventories	(4,318)	(3,630)
Trade and other payables	4,026	(6,674)
Taxes payable	-	(112)
	$(1,537)	$(29,446)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

15.	Cash

a)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

b)	Restricted cash

In 2015, the Company changed its form of financial assurance on its closure obligations at the Black Fox Complex. At December 31, 2015, restricted cash of $5.9 million (C$8.3 million) represented collateralized cash held for a letter of credit securing C$20.5 million of closure bonds held with the Ontario Ministry of Northern Development (OMND). At December 31, 2014, the restricted cash balance of $17.6 million represented fully cash collateralized letters of credit of C$19.0 million and cash on deposit of C$1.5 million with the OMND securing the same closure obligations for the Black Fox Complex.

16.	Inventories

	December 31	December 31
	2015	2014
Current portion of inventory
Gold and silver	$10,279	$6,950
Stockpiled ore	9,021	585
Work-in-progress	6,541	6,140
Supplies	6,123	6,691
	31,964	20,366
Long-term stockpile	5,694	14,309
	$37,658	$34,675

Long-term stockpile represents the remaining ore from the Black Fox open pit mine that is expected to be used beyond December 31, 2016. For the year ended December 31, 2015, the Company recorded inventory write downs of $3.0 million (2014 - $1.8 million) to reflect a net realizable value based on a price of $1,050 (2014 - $1,250) per ounce of gold.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

17.	Mining interests

	Mining		Plant,
	properties	Land and	equipment and	Construction
	and leases	buildings	vehicles	in progress	Total
Cost
At January 1, 2014	$580,683	$55,414	$73,510	$29,966	$739,573
Additions	78,294	2,841	12,706	34,927	128,768
Asets acquired in business combination	211,924	8,784	78,878	2,965	302,551
Impairment charge (Note 6)	(110,000)	-	-	-	(110,000)
Reclassifications and adjustments	19,599	1,716	53	(28,155)	(6,787)
Assets derecognized	-	-	(1,859)	-	(1,859)
At December 31, 2014	780,500	68,755	163,288	39,703	1,052,246
Additions	57,682	9,575	30,069	(3,754)	93,572
Impairment charge (Note 6)	(79,077)	(3,785)	(21,138)	-	(104,000)
Assets derecognized	-	(132)	(1,532)	-	(1,664)
At December 31, 2015	$759,105	$74,413	$170,687	$35,949	$1,040,154

Accumulated depreciation and depletion
At January 1, 2014	$70,804	$7,442	$25,074	$-	$103,320
Depreciation and depletion	42,891	3,243	21,840	-	67,974
Assets derecognized	-	-	(528)	-	(528)
At December 31, 2014	113,695	10,685	46,386	-	170,766
Depreciation and depletion	53,121	2,507	24,730	-	80,358
Assets derecognized	-	(32)	(1,056)	-	(1,088)
At December 31, 2015	$166,816	$13,160	$70,060	$-	$250,036

Carrying value
At December 31, 2014	$666,805	$58,070	$116,902	$39,703	$881,480
At December 31, 2015	$592,289	$61,253	$100,627	$35,949	$790,118

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	December 31	December 31
	and leases	buildings	and vehicles	in progress	2015	2014
San Dimas	$392,200	$52,096	$64,913	$32,779	$541,988	$543,621
Black Fox Complex	140,379	5,756	35,180	3,170	184,485	255,136
Cerro Del Gallo	59,710	3,401	121	-	63,232	82,437
Corporate	-	-	413	-	413	286
Total	$592,289	$61,253	$100,627	$35,949	$790,118	$881,480

All property of the San Dimas mine is pledged as security for the Company’s obligations under the silver purchase agreement and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Note 7(b)). Substantially all of the Company’s assets are pledged as security under the line of credit (Note 18(d)).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The carrying value of property, plant and equipment under finance leases at December 31, 2015 was $10.1 million (December 31, 2014 - $22.4 million). The lessors hold first security rights over the leased assets.

The basis for calculating the depletion expense is described in Note 2, “Basis of preparation and significant accounting policies”. The following table gives further details of the depletion calculation:

	San Dimas				Black Fox
	2015		2014		2015		2014
	$	oz	$	oz	$	oz	$	oz
Depletable pools	$309,300	1.4 million	$342,700	1.3 million	$42,300	0.3 million	$79,900	0.5 million
Non-depletable pools	99,100		57,800		83,400		90,500

Future development costs included in the depletion calculation were $57 million (2014- $77 million) Depletion expense for the year ended December 31, 2015 was $52.1 million (2014 - $41.3 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, related future development costs, the depletion expense would have been $46 million (2014 - $60.3 million).

Depreciation and depletion expense for the year ended December 31, 2015 was $80.4 million (2014 - $68 million), of which $3.2 million represents the non cash component in the inventories balance in the year ended December 31, 2015 (2014 – $5.4 million).

18.	Debt

	December 31	December 31
	2015	2014
Current debt
6.50% convertible debentures (a)	$47,751	$0
Finance lease liabilities (b)	4,666	5,616
	52,417	5,616
Long-term debt
6.50% convertible debentures (a)	-	46,315
5.75% convertible debentures (c)	61,500	-
Finance lease liabilities (b)	1,227	5,629
Line of credit (d)	-	37,827
	62,727	89,771
	$115,144	$95,387

(a)   As part of the acquisition of Brigus, the Company assumed $50 million of senior unsecured debentures. The debentures, which will mature on March 31, 2016, bear interest at 6.5% per annum payable semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2011. The Company made a change of control offer for Brigus’ senior unsecured convertible debentures on April 4, 2014. Investors holding $1.9 million of the debentures accepted the Company’s offer and these debentures were repaid on May 16, 2014, leaving $48.1 million of principal outstanding as at December 31, 2015.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The remaining $48.1 million of debentures are convertible by the holders into Common Shares at any time at a conversion price of $14.00 per Common Share. The debentures allow for forced conversion by the Company if the market price of the Company’s shares is at least 125% of the conversion price. Subject to certain restrictions, the Company may, at its option, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the debentures outstanding, by issuing common shares of the Company on maturity. The Company, on February 10, 2016, announced that it has elected to satisfy its obligation to pay the entire redemption price using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving credit facility to satisfy this obligation.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the debentures are considered to contain an embedded derivative relating to the conversion option. The conversion option was valued upon initial recognition at fair value using an option pricing model and was separated from the debt component of the debentures. The debt component of the debentures was measured upon initial recognition, based on the present value of the cash flows associated with the debentures. Subsequent to initial recognition, the embedded derivative component is re-measured at fair value at each reporting date while the debt component is accreted to the face value of the debentures using the effective interest rate through periodic charges to finance expense over the term of the debentures. Accretion relating to the debentures for the the year ended December 31, 2015 was $1.4 million (2014 - $1.1 million).

(b)   The Company is obligated under various finance leases for equipment as well as a milling facility at the Black Fox Complex. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60% . The are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

(c)   On February 9, 2015, the Company issued $75 million of 5.75% convertible unsecured subordinated debentures (the 5.75% convertible debentures) maturing on February 28, 2020. The 5.75% Debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% convertible debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of the debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The 5.75% convertible debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% convertible debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the 5.75% convertible debentures are considered to contain embedded derivatives relating to the conversion and redemption options. The Company has elected to classify the convertible debenture as a financial instrument measured at fair value for reporting purposes given that the debentures contain multiple embedded derivatives. Fair value changes are recorded through the statement of operations and comprehensive income (loss). Transaction costs associated with the debentures of $3.7 million were expensed during the year ended December 31, 2015.

(d) The Company closed a $75 million revolving credit facility, provided by two Canadian banks, on May 23, 2014. The line of credit has a three-year term and bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. The line of credit is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility. As at December 31, 2014, the Company had drawn $40 million under the line of credit. Net transaction costs of $2.2 million have been netted against the drawn amount resulting in a carrying balance of $37.8 million at December 31, 2014.

On March 13, 2015, the Company made a payment on the outstanding balance of the line of credit. Following the payment of the line of credit, the remaining unamortized transaction costs amounting to $1.2 million have been reclassified as prepayment for pre-arranged services and are amortized over the remaining term of the facility as a finance expense.

19.	Decommissioning liability

The decommissioning liability consists of reclamation and closure costs for the San Dimas mine and the Black Fox Complex. The undiscounted cash flow amount of the total obligation was $52.1 million at December 31, 2015 (2014 - $57.2 million) and the present value of the obligation was estimated at $28.3 million (2014- $32.6 million).

	San Dimas	Black Fox	Total
Decommissioning liability, January 1, 2014	$8,730	$0	$8,730
Upon acquisition on March 5, 2014	-	15,746	15,746
Adjustment for credit risk	-	7,707	7,707
Change in end of mine life	393	-	393
Accretion expense	660	394	1,054
Foreign exchange and other adjustments	(393)	(671)	(1,064)
At December 31, 2014	9,390	23,176	32,566
Accretion expense	1,471	(349)	1,122
Foreign exchange and other adjustments	(1,537)	(3,857)	(5,394)
At December 31, 2015	$9,324	$18,970	$28,294

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The discount rates used by the Company in 2015 and 2014 are based on prevailing risk-free pre-tax rates in Mexico and Canada, respectively, for periods of time which coincide with the period over which the decommissioning costs are discounted. The following table summarizes the assumptions used in provision for the years ended December 31, 2015 and 2014:

	Expected years	Discount rate	Inflation rate
2015
San Dimas	22 yrs	7.50%	3.00%
Black Fox Complex	11 yrs	2.00%	2.00%
2014
San Dimas	19 yrs	7.75%	3.00%
Black Fox Complex	9 yrs	2.00%	2.00%

20.	Shareholders’ equity

a)	Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

In December 2015, the Company received $4.3 million (net of transaction costs) from the issuance of 1,366,768 flow-through shares to be used to fund the exploration at the Froome Zone within the Black Fox Complex. The proceeds are expected to be fully spent during 2016.

During 2014, the Company received $14.6 million (net of transaction costs) from the proceeds of two flow-through financings to fund exploration costs at the Grey Fox and Pike River properties. Primero raised $7.7 million in March 2014 by issuing 1,000,000 flow through shares and $6.9 million in December 2014 by issuing 1,481,482 flow-through shares. All of the March 2014 financing was spent by December 31, 2014 and all of the December 2014 financing was spent during 2015.

b)	Warrants

As at December 31, 2014, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of C$8.00 until July 20, 2015. On July 21, 2015, these warrants expired unexercised. Accordingly, the carrying value of $34.8 million was reclassified to contributed surplus net of income taxes on the expired warrants of $4.7 million

c)	Share -based compensation

The movement in contributed surplus and phantom share liability related to share-based compensation during the years ended December 31, 2015 and 2014 are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

		Contributed Surplus
			Deferred share			Phantom
	2013 Plan PSUs	Stock options	units	Others	Total	share liability

At January 1, 2014	$749	$14,802	$-	($33)	$15,518	$6,830
Acquisition of Brigus Gold Corp.	-	6,983	-	-	6,983	-
Exercise of stock options	-	(4,247)	-	-	(4,247)	-
PSUs settled in cash	(982)	-	-	-	(982)	(8,267)
Share-based compensation expense	3,253	1,001	-	-	4,254	5,474
At December 31, 2014	$3,020	$18,539	$-	($33)	$21,526	$4,037
Exercise of stock options	-	(294)	-	-	(294)	-
PSUs settled in shares	(4,404)	-	-	-	(4,404)	-
PSUs settled in cash	-	-	-	-	-	(4,205)
Expiry of warrants	-	-	-	30,046	30,046	-
Share-based compensation expense	5,769	1,964	377	-	8,110	829
At December 31, 2015	$4,385	$20,209	$377	$30,013	$54,984	$661

(i)	Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements).

A summary of the Company’s stock option activities for the year ended December 31, 2015 and the year ended December 31, 2014 is presented below.

	Options	Weighted average
	outstanding	exercise price
Outstanding at January 1, 2014	7,963,990	C$5.85
Granted	3,682,393	6.75
Exercised	(1,921,744)	5.50
Cancelled	(172,500)	6.90
Expired	(297,915)	7.70
Outstanding at December 31, 2014	9,254,224	C$6.17
Granted	1,617,870	4.23
Exercised	(300,000)	3.47
Cancelled/Forfeited	(71,875)	5.68
Expired	(6,254,021)	6.17
Outstanding at December 31, 2015	4,246,198	C$5.70

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the year ended December 31, 2015 and 2014.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2015	2014
Risk free interest rate	0.95%	1.25% - 1.36%
Expected life in years	3.50	3.50
Volatility	59.27%	53.00% - 57.00%
Expected dividends	0.00%	0.00%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$1.73	C$2.66

As at December 31, 2015, the following stock options were outstanding and exercisable:

	Awards Outstanding			Awards Exercisable
		Remaining	Weighted		Remaining	Weighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
$2.60 - $4.00	235,000	2.80	$2.67	235,000	2.80	$2.67
$4.01 - $8.00	3,521,320	3.17	5.42	1,672,642	2.30	6.12
$8.01 - $12.00	465,700	0.57	8.73	465,700	0.57	8.73
$12.01 - $16.00	6,242	3.42	14.21	6,242	3.42	14.21
$16.01 - $20.11	17,936	0.95	17.98	17,936	0.95	17.98
	4,246,198	2.85	$5.70	2,397,520	2.00	$6.40

(ii) Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

A summary of the unit activity for the year ended December 31, 2015 and 2014 under the PSUP and the Directors PSUP is presented below.

	Directors PSUP		PSUP
	December 31		December 31
	2015	2014	2015	2014
Opening balance	186,063	162,118	1,329,080	2,663,850
Redeemed	(198,575)	(162,396)	(1,088,066)	(1,327,723)
Granted	223,883	186,341	-	172,091
Cancelled	-	-	(7,437)	(179,138)
	211,371	186,063	233,577	1,329,080

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive income (loss) during the the year ended December 31, 2015 in relation to the PSUP and Directors PSUP was $0.8 million (2014 – $6.4 million) recognized under general and administrative expenses. The total liability recognized at the year ended December 31, 2015 in respect of the PSUP and Directors PSUP was $0.7 million (December 31, 2014 - $4.4 million) which is classified as a current liability, reported within trade and other payables. None of these cash-settled units was vested at December 31, 2015, but all remain outstanding.

(iii)	2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive, at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company`s discretion.

A summary of the unit activity for the year ended December 31, 2015 and 2014 under the 2013 PSUP is presented below.

	December 31	December 31
	2015	2014
Opening balance	1,152,464	412,094
Redeemed	(958,515)	(140,103)
Granted	1,960,463	969,878
Cancelled	(65,510)	(89,405)
	2,088,902	1,152,464

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income (loss) for the year ended December 31, 2015 in relation to the 2013 PSUP was $6.8 million, (2014 - $3.4 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(iv)	Deferred share units

The Company’s shareholders approved a deferred share unit plan (DSUP) on May 6, 2015. A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

As at December 31, 2015, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX.

21.	Capital management

The Company’s objectives in managing capital are to:

•	ensure the Company has the financial capacity to support its operations in a low gold price environment with sufficient capability to manage unforeseen operational or industry developments
•	ensure the Company has the capital and capacity to support its long-term growth strategy
•	ensure the Company complies with its debt covenants
•	provide returns for shareholders and benefits for other stakeholders.

The Company’s capital items are the following:

	2015	2014
Cash and cash equivalents	$45,601	$27,389
Undrawn line of credit (see Note 18)	75,000	35,000
Current portion of long-term debt	52,417	5,616
Long-term debt	62,727	89,771
Shareholders’ equity	648,876	747,985

To support these objectives the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.

The Company is subject to a number of externally imposed capital requirements relating to its line of credit (Note 18(d)). The requirements are both financial and operational in nature as follows:

•	Tangible net worth (being equity less goodwill and other intangible assets) of at least $584 million plus 50% of positive net income after March 31, 2014
•	Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA, as calculated per the line of credit) of < 3.50:1
•	Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the line of credit divided by rolling 4 quarter EBITDA, as calculated per the line of credit) of < 2.00:1
•	Interest coverage ratio (being EBITDA, as calculated per the line of credit divided by interest expense) > 4.50:1

The tangible net worth covenant threshold was renegotiated with the lenders and reduced in December 2015 from $684 million to $584 million. As at December 31, 2015, the Company was fully compliant with these covenants.

22.	Financial instruments

The Company’s financial instruments at December 31, 2015 consist of cash, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2015, the carrying amounts of cash, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains on available for sale assets are recognized in OCI. Cumulative losses recorded under Accumulated other comprehensive income (loss) are reclassified from equity to the statement of operations when there is objective evidence that the asset is impaired. Once an impairment is recognized, all subsequent losses are recognized in the statement of operations until the asset is derecognized. During the year ended December 31, 2015, the Company recorded an impairment loss of $0.6 million in the statement of operations and comprehensive income (loss) relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

The fair value of the 6.5% convertible debentures upon initial recognition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2015 or December 31, 2014, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus (Note 5) are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the year ended December 31, 2015, an unrealized derivative gain of $1.5 million, respectively (2014 – unrealized gains of $2.3 million) were recognized in relation to this derivative liability.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 18 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the year ended December 31, 2015, a mark to market gain of $13.5 million (2014 - $nil) was recognized in relation to this derivative liability.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2015, the levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	December 31, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Investment in Fortune Bay (1)	$525	$-	$671	$-
5.75% convertible debentures (2)	61,500	-	-	-
Derivative liability on 6.5% convertible debentures (3)	-	5	-	1,405

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)	The fair value of the 5.75% convertible debentures is calculated using the market price on the TSX Exchange as at the date of the statement of financial position.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(3)	Calculated using an option pricing model with the following inputs: share price $3.36, conversion price $14.00, expected life 3 months, volatility 69.77% and a discount rate of 8%.

At December 31, 2015, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2014 – $nil).

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2015 is considered to be negligible. There are 14 months of value added tax outstanding from the Mexican tax authorities (included in taxes receivable), which the Company expects to be refunded or be offset against future income tax payments.

The Company’s maximum exposure to credit risk at December 31, 2015 and 2014 is as follows:

	2015	2014
Cash and restricted cash	$51,521	$45,035
Trade and other receivables	1,793	7,607
Taxes receivable	30,689	25,724
	$84,003	$78,366

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in note 21. Further considerations in our liquidity risk are described in note 12c.

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, draw down of its revolving credit facility and new borrowings.

The table below shows the Company’s liquidity risk profile at December 31, 2015:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	Within 1	2-5
(in thousands of U.S. dollars)	year	years	Total

Cash and cash equivalents	$45,601	$-	$45,601
Availability under line of credit	75,000	-	75,000
Trade and other payables and accrued liabilities	(44,968)	-	(44,968)
6.50% Convertible debentures and interest	(49,680)		(49,680)
5.75% Convertible debentures and interest	(4,324)	(88,635)	(92,959)
Total	$21,629	$(88,635)	$(67,006)

The Company announced on February 10, 2016, that it has elected to satisfy its obligation to pay the entire redemption price of the 6.5% convertible debentures using cash on the maturity date of March 31, 2016. The debentures are redeemable for an amount equal to the principal amount of the debentures plus accrued unpaid interest up to, but excluding, the maturity date, which is estimated to total $1.6 million. On the date of the announcement, the Company drew down $50 million on its revolving credit facility to satisfy this obligation.

The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the year ended December 31, 2015 was $1.2 million (2014 - $2.2 million).

c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in US dollars and costs are incurred principally in US dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in US dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, and as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2015, the Company recognized a loss of $0.1 million on foreign exchange (2014 - gain of $2.7 million). Based on the above net exposures at December 31, 2015, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $6.4 million increase or decrease in the Company’s after-tax net earnings (loss) (2014 - $2.2 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $10.1 million increase or decrease in the Company’s after-tax net earnings (loss) (2014 - $9.4 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the line of credit which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit after tax of $0.3 million (assuming $50 million drawn on the line of credit).

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	2015	2014
Gold price
10% increase	$18,091	$16,880
10% decrease	(18,091)	(16,880)
Silver price
10% increase	$938	$1,823
10% decrease	(938)	(1,823)

23.	Related party transactions

On January 1, 2014, Goldcorp owned 31,151,200 of the Company’s common shares, approximately 27% of the Company’s total shares. On March 26, 2014 Goldcorp sold all these shares and as such subsequent to that date, Goldcorp no longer held an equity interest in Primero and was no longer a related party.

During the year ended December 31, 2014 the Company paid an additional $0.4 million to maintain its 19.99% ownership percentage in Santana Minerals as the result of a rights issue.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Compensation of key management personnel of the Company

The key management personnel of the Company are considered to be all directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

	2015	2014
Short-term employee benefits	$5,172	$2,761
Share-based compensation	2,494	3,815
Termination benefits	-	1,224
Post-employment benefits	26	-
	$7,692	$7,800

As at December 31, 2015 $1.5million (2014 - $1.2 million) of the short-term employee benefits were outstanding. All of the compensation of key management personnel was equivalent to that which would be incurred in an arm’s length transaction.

24.	Commitments and contingencies

(a)     An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated by Ejidos against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant. None of the initial proceedings named Primero as a party and Primero therefore had no standing to participate in them.

In 2015, two of these proceedings were decided in favor of the Ejidos. Upon becoming aware of the decisions Primero obtained injunctions to suspend any legal effect of the decisions while the Company proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero’s legal title.

The third legal proceeding commenced by the Ejidos has not been decided and Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero will seek to annul such decision by defending its position as the legitimate owner.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b)   The Company is aware of a class action lawsuit having been filed in February 2016 against the Company in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws, however no class has yet been certified and we have not been served process in respect of the suit. The Company will vigorously defend this class action lawsuit if it proceeds.

(c)    As at December 31, 2015, the Company had entered into commitments to purchase plant and equipment totaling $5.7 million (December 31, 2014 - $0.9 million).

(d)    Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.